Exhibit 1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on December 31, 2009

        Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of IncrediMail Ltd. (the “Company”) that an Annual General Meeting of the Shareholders of the Company will be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on December 31, 2009, at 16:00 local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	TO VOTE ON THE PROPOSAL TO ELECT Ms. Tamar Gottlieb to be director for an additional three year term (commencing on the date of the Meeting and until the Annual General Meeting of the shareholders of the Company to be held in the year 2012 and the due election of her successor).

2.	TO VOTE ON THE PROPOSAL TO ELECT one of (i) Mr. Arik Czerniak, who was nominated by the board of directors of the Company; or (ii) Mr. Yaron Adler, who was self-nominated as a shareholder of the Company, to be director for a three year term (commencing on the date of the Meeting and until the Annual General Meeting of the shareholders of the Company to be held in the year 2012 and the due election of his respective successor).

3.	TO VOTE ON THE PROPOSAL TO APPROVE the terms of compensation of each of the directors elected in this Annual General Meeting as described in this Notice and Proxy Statement.

4.	TO VOTE ON THE PROPOSAL TO APPOINT Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending December 31, 2009 and to authorize the Board of Directors to fix the remuneration of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company’s Board of Directors.

        In addition, the shareholders will discuss any other business as may properly come before the Meeting or any adjournment thereof.

        In addition, the Company’s management will be available at the Meeting to answer questions any shareholder may have with respect to Management’s Report on the business of the Company for the year ended December 31, 2008 and the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2008, a copy of which is available through the Company’s website (http://www.incredimail-corp.com).

Shareholders Entitled to Vote

        Only shareholders of record at the close of business on November 23, 2009 (the “Record Date”), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

        Shareholders may vote their shares by personally attending the Meeting or by appointing “proxies” to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope. A duly executed proxy card must be received by the Company not later than the close of business on December 30, 2009 in order to be counted in the vote to be held in the Meeting. You may also present the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company’s transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company’s transfer agent no later than the close of business on December 30, 2009, or by presenting a later dated proxy card to the chairperson at the Meeting or by voting in person at the Meeting. If you attend the Meeting, you may vote in person, whether or not you have already executed and returned your proxy card.

        Please review the accompanying proxy statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have any questions, please feel free to call Mr. Yacov Kaufman, the Company’s Chief Financial Officer, at +011-972-3-644-4737.

        YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY ARE REQUIRED TO APPROVE ALL OF THE MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE AFOREMENTIONED PROPOSALS AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: November 17, 2009

PROXY STATEMENT

IncrediMail Ltd.
4 HaNechoshet Street
Tel Aviv 69710
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on December 31, 2009

        This proxy statement is being solicited by our board of directors for use at our Annual General Meeting of shareholders to be held on December 31, 2009, at 16:00 (local time), or at any adjournment thereof (the “Meeting”). The record date for determining our shareholders that are entitled to notice of, to participate in, and to vote at, the Meeting is the close of business of November 23, 2009. On November 16, 2009, which is the last full trading day before printing of this proxy statement, we had outstanding and entitled to vote 9,475,496 Ordinary Shares, nominal value New Israeli Shekels (“NIS”) 0.01 (the “Ordinary Shares”).

        Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing “proxies” to vote on their behalf. Upon the receipt of a properly executed proxy, as set forth in the accompanying Notice of Annual General Meeting of Shareholders, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Annual General Meeting of Shareholders, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their votes on the accompanying proxy card. IF NO SPECIFIC INSTRUCTIONS ARE GIVEN WITH RESPECT TO THE MATTERS TO BE ACTED UPON, THE ORDINARY SHARES REPRESENTED BY A SIGNED PROXY WILL BE VOTED FOR THE PROPOSALS RECOMMENDED BY OUR BOARD OF DIRECTORS AS SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS. We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment.

        The proposals to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to the Company’s transfer agent of such revocation or a later dated proxy no later than the close of business on December 30, 2009, or (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or delivering a later dated proxy to the chairperson at the Meeting.

        Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholders present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

        Proxies are being mailed to shareholders on or about November 25, 2009 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange, or TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) 2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 4 HaNechoshet Street, Tel Aviv 69710, Israel, Attention: Corporate Secretary.

        This proxy statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the “SEC”) and as more fully described in this proxy under the caption “Where to Find More Information”. We encourage you to read the entire proxy statement carefully.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information as of October 31, 2009, concerning (i) the only persons or entities known to the Company to own beneficially approximately 5% of the Company’s outstanding Ordinary Shares, and (ii) the number of Ordinary Shares beneficially owned by all directors and officers as a group. The percentages below are based on 9,475,496 Ordinary Shares outstanding as of October 31, 2009:

	Shares Beneficially Owned
	Number	Percent

5% Shareholders
Ofer Adler (1)	1,794,771	18.9%
Yaron Adler (2)	1,410,933	14.9%
Alpha Capital Anstalt (3)	545,073	5.8%
Sprott Asset Management LP (4)	462,912	4.9%

Directors and officers as a group (13 persons, including
Messrs. Ofer Adler and Yaron Adler) (5))	3,743,372	38.0%

(1)	Includes options held by Mr. Ofer Adler which are currently exercisable into 24,500 ordinary shares of the Company. This disclosure is based upon information disclosed by Mr. Ofer Adler on Form 13D/A, filed with the SEC on September 8, 2009.

(2)	Includes options held by Mr. Yaron Adler which are currently exercisable into 50,000 ordinary shares of the Company. This disclosure is based upon information disclosed by Mr. Yaron Adler on Form 13G/A, filed with the SEC on February 17, 2009.

(3)	Alpha Capital Anstalt’s address is Pradafant 7, Furstentums 9490, Vaduz, Liechtenstein. This disclosure is based upon information disclosed by Alpha Capital Anstalt on Form 13G/A, filed with the SEC on April 6, 2009.

(4)	Sprott Asset Management LP’s address is Suite 2700, South Tower, Royal Bank Plaza, Toronto, ON M5J 2J1. This disclosure is based upon information disclosed by Sprott Asset Management LP on Form 13G, filed with the SEC on September 9, 2009.

(5)	Includes 378,786 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days after the date of this proxy statement.

MARKET PRICE DATA

        The following table shows, for the periods indicated, the highest and lowest closing sale prices of our Ordinary Shares as reported on the Nasdaq Global Market, as applicable, and the Tel Aviv Stock Exchange (as of October 31, 2009):

	Nasdaq Global Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)

2008
Fourth Quarter	3.60	1.86	11.93	8.22

2009
First Quarter	3.66	2.30	15.88	9.11
Second Quarter	5.92	3.53	21.40	15.90
Third Quarter	10.56	5.39	39.69	21.22

Most recent six months
May 2009	5.10	3.80	21.27	16.03
June 2009	5.70	4.52	21.40	18.70
July 2009	6.85	5.39	29.75	21.22
August 2009	10.56	6.75	38.70	25.00
September 2009	9.49	7.72	39.69	29.20
October 2009	9.70	7.08	36.25	27.00

        The closing prices of our Ordinary Shares, as reported on the Nasdaq Global Market and on the Tel Aviv Stock Exchange on November 16, 2009, which is the last full trading day before printing of this proxy statement, were $7.95 and NIS 30.12 (equal to $8.03 based on the Bank of Israel representative exchange rate as of such date), respectively.

PROPOSAL ONE

RE-ELECTION OF DIRECTOR

        The board of directors of the Company has nominated Ms. Tamar Gottlieb for re-election as a director, to serve for a period commencing on the date of the Meeting and until the annual meeting of shareholders of the Company to be held in the year 2012 and the due election of her successor. The other directors of the Company (except in respect of the election of a director listed in Proposal Two below) shall continue to serve as directors in accordance with the terms of the Company’s articles of association and applicable law.

        In the event that Ms. Gottlieb should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the person named in the proxy in accordance with their best judgment. The Company is not aware of any reason why Mr. Ms. Gottlieb, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Ms. Gottlieb. The following information is supplied with respect to Ms. Gottlieb, including her principal occupation in recent years and is based upon the records of the Company and information furnished to it by Ms. Gottlieb.

        Tamar Gottlieb has served as our director since 2001 and became Chair of the Board of Directors on February 3, 2006, the closing date of our initial public offering. She is a Managing Director of Harvest Capital Markets Ltd., an investment banking and financial consulting firm that she founded in January 2001. Prior to 2001, Ms. Gottlieb held Managing Director or Senior Manager positions in several investment banking institutions, including Investec Clali – Management & Underwriting Ltd. (from July 1997 to January 2001), Oscar Gruss (1996) Ltd. (from February 1996 to May 1997) and Leumi & Co. Investment Bankers Ltd. (from 1980 to 1991). From August 1991 to June 1994, Ms. Gottlieb served as the Founding Managing Director of Maalot – The Israeli Securities Rating Company Ltd., Israel’s first credit rating agency. She currently serves as a board member of several Israeli public and private companies, including Emilia Development Ltd., Leumi Mortgage Bank Ltd., Hasin-Esh Ltd., N.R. Spuntech Industries Ltd., Reit 1 Ltd. and T.R.A Radio Tel Aviv Ltd. In the past she has also served as a director of, among others, El Al Israeli Airlines Ltd. and “Dan” the Company for Public Transport Ltd.. Ms. Gottlieb public service activities include serving as a member of the Statutory Committee for the approval of Directors and General Managers of Israeli Government Companies and Statutory Authorities and until 2007 as a member of the Advisory Committee to the Israeli Anti-Trust Authority. Ms. Gottlieb has a B.A. in international relations from the Hebrew University of Jerusalem and an M.A. in economics from Indiana University.

        Ms. Gottlieb has attested to the board of directors and the Company that she meets all the requirements in connection with the election of directors under the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

        Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, that Tamar Gottlieb is hereby re-elected to serve as a director for a period commencing on the date of the Meeting and until the annual meeting of the shareholders of the Company to be held in the year 2012 and the due election of her successor”.

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

        Our board of directors recommends a vote “FOR” approval of the proposed re-election of each of Ms. Tamar Gottlieb as a director of the Company.

PROPOSAL TWO

ELECTION OR RE-ELECTION OF DIRECTOR

        At the Meeting, the term of service of Mr. Yaron Adler as a member of our board of directors shall expire. All directors of the Company, other than Ms. Tamar Gottlieb whose term of service is subject to election in this proxy statement, shall continue to serve as directors in accordance with the terms of the Company’s articles of association and applicable law. According to the Company’s articles of association, our board of directors shall be composed of seven members. At the Meeting, a new director shall be elected to serve for the expiring position of Mr. Yaron Adler for a three year term commencing on the date of the Meeting and until the Annual General Meeting of shareholders of the Company to be held in the year 2012 and the due election of his respective successor.

        The board of directors of the Company has nominated Mr. Arik Czerniak for election as director, to serve for a three year term commencing on the date of the Meeting and until the Annual General Meeting of shareholders of the Company to be held in the year 2012 and the due election of his respective successor.

        According to the Company’s articles of association, a person may be nominated for election as a director by the board of directors or by any shareholder of the Company who holds at least one percent of the voting rights in the issued share capital of the Company.

        Mr. Yaron Adler, a shareholder of the Company who holds more the 5% of the voting rights in the Company, has requested the board of directors to include in the Meeting agenda his nomination for re-election as director of the Company, to serve for a three year period commencing on the date of the Meeting and until the Annual General Meeting of shareholders of the Company to be held in the year 2012 and the due election of his successor.

        The following contains certain information concerning the nominees, including their principal occupation during recent years, and is based upon the records of the Company and information furnished to it by the nominees.

        Mr. Arik Czerniak is the co-founder of Supersonic Ads Ltd., an internet performance company, since 2008; he is the founder and chairman of Clear Applications Ltd., an online employee recruitment company, since 2007, and he is the co-founder of Jagag Mobile Ltd., a company that builds mobile web pages, since 2007. Previously, Mr. Czerniak was the founder and CEO of Metacafe Inc., one of the largest video destination sites, between 2003 to 2008. Mr. Czerniak served in the Israeli Air Force, holds a B.S. in Mathematics, Physics and Computer Sciences from the Hebrew University in Jerusalem and has an advanced financial engineering and banking degree from the Hebrew University in Jerusalem.

        Mr. Yaron Adler co-founded IncrediMail in November 1999. Mr. Adler has served as a director since our incorporation, as our Chief Executive Officer since our incorporation and until February 5, 2008. In 1999, prior to founding IncrediMail, Mr. Adler consulted Israeli startup companies regarding Internet products, services and technologies. Mr. Adler served as a Product Manager from 1997 to 1999, and as a software engineer from 1994 to 1997, at Tecnomatix Technologies Ltd., a software company that develops and markets production-engineering solutions to complex automated manufacturing lines that fill the gap between product design and production, and which was acquired by UGS Corp. in April 2005. In 1993, Mr. Adler held a software engineer position at Intel Israel. He has a B.A. in computer sciences and economics from Tel-Aviv University.

        In the event that a signed proxy is returned and is unmarked as to the election of either nominee, the proxy will be voted “FOR” the election of such person nominated by the board of directors, i.e, such proxy will be deemed as voted “FOR” the election of Mr. Arik Czerniak and “AGAINST” the election of Mr. Yaron Adler.

        If the nominee who is duly elected should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the person named in the proxy in accordance with their best judgment. Each nominee has attested to the board of directors and the Company that he meets all the requirements in connection with the election of directors under the Companies Law.

        Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to elect Mr. Arik Czerniak to serve as a director of the Company for a three year term commencing on the date of the Meeting and until the Annual General Meeting of the shareholders of the Company to be held in the year 2012 and the due election of his successor (and not to elect Mr. Yaron Adler to serve as a director of the Company)".

        Mr. Yaron Adler will present the following resolution for adoption at the Meeting:

“RESOLVED, to elect Mr. Yaron Adler to serve as a director for a three-year term commencing on the date of the Meeting and until the Annual General Meeting of the shareholders of the Company to be held in the year 2012 and the due election of his successor (and not to elect Mr. Arik Czerniak to serve as a director of the Company)".

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of either of the foregoing candidates.

        SINCE THERE IS ONLY ONE VACANT SEAT ON OUR BOARD OF DIRECTORS, ONLY ONE OF THE FOREGOING CANDIDATES MAY BE ELECTED.

        Our board of directors recommends a vote “FOR” approval of the proposed election of Mr. Arik Czerniak as director of the Company.

PROPOSAL THREE

APPROVAL OF RENUMERATION OF DIRECTORS

        Under the Companies Law, the remuneration of the Company’s directors must be approved by the Company’s audit committee, board of directors, and shareholders in that order, assuming that they are not adverse to the Company’s interests.

        Subject to the election of Ms. Tami Gottlieb, and either Mr. Arik Czerniak or Mr. Yaron Adler, as directors of the Company, and shareholder approval of this Proposal Three, both the audit committee and the board of directors have approved to pay the new directors compensation in amounts equal to the compensation of non-employee and non-external directors of the Company and under the same vesting conditions. Accordingly, if approved, in accordance with the compensation plan for these types of directors approved by the shareholders on December 27, 2007, each of the elected directors will receive for each year of service by such person as a director of the Company, an option to purchase 10,000 Ordinary Shares of the Company (in this subsection – the “Annual Grant”), under the following terms: (a) the Annual Grant shall be made immediately following the annual general meeting of the shareholders of the Company in the relevant year or at the beginning of each calendar year, as applicable, such date being the Grant Date; (b) each option shall be exercisable for one Ordinary Share at an exercise price equal to the closing price of an Ordinary Share on the Grant Date, as reported by the Nasdaq Global Market; and (c) the options shall vest in three equal portions on each anniversary of the Annual Grant, commencing with the first anniversary. Any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the 2003 Israeli Share Option Plan adopted by IncrediMail Ltd. in 2003, our standard Option Agreement, and the amendment of the terms of the options granted to the Company’s directors (excluding the external directors) made in accordance with the Company’s Shareholders resolution dated July 9, 2009.

        In compliance with the Companies Law, our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to pay to the directors duly elected in this Meeting, effective as of the date of the Meeting and for the duration of each of such directors’ service in such capacity, compensation equal to the compensation described in the Notice of 2009 Annual General Meeting of Shareholders and Proxy Statement, dated November 17, 2009.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL FOUR

APPOINTMENT OF
KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL,
AS THE INDEPENDENT PUBLIC AUDITORS OF THE COMPANY
FOR THE YEAR ENDING DECEMBER 31, 2009
AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THE
REMUNERATION OF SAID AUDITORS IN ACCORDANCE WITH THE AMOUNT
AND NATURE OF THEIR SERVICES,
OR TO DELEGATE SUCH POWER TO THE AUDIT COMMITTEE

        Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2004. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

        The Companies Law requires shareholder approval of the appointment of the Company’s independent public accountants for the fiscal year ending December 31, 2009. Our Board of Directors has recommended and upon such recommendation, at the last Annual General Meeting, the Company’s shareholders appointed the accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2008. The Board of Directors believes that the appointment of Kost Forer Gabbay & Kasierer as the Company’s independent registered public accounting firm to perform the audit of the Company’s consolidated financial statements for the fiscal year ending December 31, 2009 is appropriate and in the interests of the Company and its shareholders. Subject to the approval of this proposal, the board of directors will fix the remuneration of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company, or delegate such power to the audit committee of the board of directors.

        In compliance with the Companies Law, our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global, as the independent public auditors of the Company for the year ending December 31, 2009 and that the board of directors be authorized to fix the remuneration of said auditors in accordance with the amount and nature of their services, or to delegate such power to the audit committee.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

        Our board of directors recommends a vote “FOR” approval of the proposed appointment of Kost Forer Gabbay & Kasierer as the independent public auditors of the Company for the year ending December 31, 2009 and the fixing of their remuneration.

REVIEW OF THE AUDITORS’ REPORT AND THE CONSOLIDATED FINANCIAL
STATEMENTS

        The audited financial statements of the Company for the fiscal year ended December 31, 2008 were filed together with the Company’s Annual Report on Form 20-F, which was filed on June 24, 2009 with the Securities and Exchange Commission and is available at their website, www.sec.gov, and at the Company’s website, http://www.incredimail-corp.com. In accordance with the Companies Law, the Company will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote by the shareholders.

OTHER BUSINESS

        The Company’s management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon. EXCEPT AS OTHERWISE MENTIONED IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Where to Find More Information

        We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 17, 2009. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 17, 2009, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure the presence of a quorum at the Meeting and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed (including the indication of a vote on the proposed matters) and returned in time for voting, the shares represented thereby will be voted as indicated thereon. If no specification is made, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented by the proxy will be voted in FAVOR of the proposals recommended by the Board as described in this proxy statement.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: November 17, 2009